# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common stock
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301
Date of event which requires filing of this statement: 03/06/2025
Filed by CIK 0001963860
Persons authorized to receive notices and communications: Fredrik Ostlund, 60 Gresham Street, London, United Kingdom (X0), EC2V 7BB, 00442079597185

## Reporting persons
- Trium Capital LLP (CIK 0001963860): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 5,393,846; shared voting power 0; sole dispositive power 5,393,846; shared dispositive power 0; aggregate amount beneficially owned 5,393,846 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: ACELYRIN, Inc.
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301

## Item 2. Identity and Background
Name of person filing: This statement is filed by Trium Capital LLP, a United Kingdom Limited Liability Partnership (the "Reporting Person"). The Reporting Person is an investment manager which holds the Shares of the Issuer in various private funds and accounts under its management.
Residence or business address: The business address of the Reporting Person is: 60 Gresham Street, London, EC2V 7BB, United Kingdom.
Present principal occupation or employment: The principal business of the Reporting Person is to provide Investment Management for private funds and accounts under its management.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: The Reporting Person is incorporated in the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 5,393,846 shares reported herein by the Reported Person, were acquired at an approximate aggregate value of $12,075,934.95 of investment funds in accounts under management.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the shares of Common Stock for investment purposes.
On Feb 6 2025, the Issuer, Alumis Inc., a Delaware corporation ("Alumis"), and Arrow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alumis ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as a wholly owned subsidiary of Alumis and the surviving corporation of the merger (the "Merger").
The Reporting Person plans to engage and have discussions with the Issuer's management and Board relating to the Merger, the Issuer's business, operations, strategy, governance and related matters.
Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Person reserves the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number is 5,393,846.

The percentage of the class of securities identified is 5.36%.
Number of shares as to which each person has sole or shared power to vote or dispose: 5,393,846
Transactions in the class effected during the past sixty days:
A summary table is included below of all transactions in the previous 60 days that the reporting person made in the issuer on behalf of a number of private funds and managed accounts under its management:

Trade Date Notional
Quantity ISIN CUSIP Average Price
10/02/2025 1.0000 SLRN US Equity US00445A1007 USD1.9200
11/02/2025 340,834.0000 SLRN US Equity US00445A1007 USD1.9846
12/02/2025 114,999.0000 SLRN US Equity US00445A1007 USD2.0000
13/02/2025 2,100,067.0000 SLRN US Equity US00445A1007 USD2.0296
14/02/2025 245,397.0000 SLRN US Equity US00445A1007 USD2.0981
18/02/2025 179,232.0000 SLRN US Equity US00445A1007 USD2.1419
19/02/2025 55,860.0000 SLRN US Equity US00445A1007 USD2.1261
20/02/2025 517,669.0000 SLRN US Equity US00445A1007 USD2.3169
21/02/2025 839,078.0000 SLRN US Equity US00445A1007 USD2.4655
24/02/2025 1,000,709.0000 SLRN US Equity US00445A1007 USD2.6197
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Trium Capital LLP: Trium Capital LLP, Fredrik Ostlund, Chief Compliance Officer (03/06/2025)